CenturyTel, Inc. Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Company Name:	**CENTURYTEL**
Form Type:	**8-K**
Reporting Period / Event Date:	**02-23-2006**
Customer Service Representative:	**KATHRYN TAYLOR (318) 388-9196**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NYSE**
Sub Filer Id	**0000018926**
Sub Filer Ccc	**xxxxxxxx**
Contact Name	**kathryn.taylor@centurytel.com**
Contact Phone Number	**318-388-9196**
Item Ids	**1.01**
	8.01
	9.01
Reporting Period	**02-23-2006**
Global Enclosed File Count	**2**

Documents

8-K	**file8k.htm**
	repurchase agreement
EX-99	**exhibit99.htm**
	exh 99 prs rls 2/21/2006

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>off</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>kathryn.taylor@centurytel.com</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>318-388-9196</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000018926</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>1.01</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>8.01</value>
    </field>
    <field sid="SubItem_itemId_2">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>02-23-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>2</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>file8k.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>repurchase agreement</value>
    </field>
    <data sid="data1">
      <filename>file8k.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>exhibit99.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>exh 99 prs rls 2/21/2006</value>
    </field>
    <data sid="data2">
      <filename>exhibit99.htm</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <check sid="SubFlag_overrideInternetFlag_">
      <value>off</value>
    </check>
  </page>
  <page sid="PAGE4">
  </page>
  <page sid="PAGE6">
  </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

February 21, 2006

CenturyTel, Inc.

(Exact name of registrant as specified in its charter)

Louisiana	1-7784	72-0651161
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 CenturyTel Drive, Monroe, Louisiana 71203
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (318) 388-9000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240. 14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry Into a Material Definitive Agreement

On February 21, 2006, we entered into accelerated share repurchase agreements with affiliates of Wachovia Securities, LLC and Banc of America Securities LLC. For additional information, see Item 8.01 below.

On February 20, 2006, the Compensation Committee of the Board granted equity awards and took other related actions, including establishing for senior management annual bonus targets for 2006 based upon attaining certain specified levels of operating cash flow and end-user revenues.

Item 8.01	Other Events

On February 21, 2006, CenturyTel's board of directors approved a stock repurchase program authorizing us to repurchase up to $1.0 billion of our common stock and terminated the approximately $13 million remaining balance of our $200 million share repurchase program approved in February 2005. We repurchased the first $500 million of common stock through accelerated share repurchase agreements entered into with the banks mentioned above, repurchasing approximately 14.36 million shares of our common stock at an average initial price of $34.83 per share. Pursuant to the terms of the agreements, we will pay or receive a price adjustment amount based principally on the actual cost of the shares repurchased by the investment banks during the repurchase period. For every $1 increase (decrease) in the investment banks' weighted average repurchase price compared to the $34.83 average initial price, we will pay (receive) $14.36 million in either cash or shares. We expect to effect this settlement in the second half of 2006. For additional information, please see our press release included as Exhibit 99 herein.

Item 9.01	Financial Statements and Exhibits

(c)   Exhibits

99   Press release issued February 21, 2006

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CenturyTel, Inc.

Date: February 24, 2006   /s/ Neil A. Sweasy
                                                                            Neil A. Sweasy
                                                                            Vice President and Controller
                                                                            (Principal Accounting Officer)

Filer: CENTURYTEL	Form Type: 8-K Period: 02-23-2006	Job Number: -NOT DEFINED-	Rev: Sequence: 1
Project: repurchase.pdml	Document Name: exhibit99.htm	Saved: 2/22/2006 15:30:10	Printed: 2/24/2006 08:33:50
CenturyTel, Inc.	Description: exh 99 prs rls 2/21/2006		Created using EDGARIZER HTML

Exhibit 99

FOR IMMEDIATE RELEASE
February 21, 2006

FOR MORE INFORMATION CONTACT:
Media: Patricia Cameron 318.388.9674
patricia.cameron@centurytel.com
Investors: Tony Davis 318.388.9525
tony.davis@centurytel.com

CenturyTel Announces $1 Billion Stock Repurchase Program; Increases Cash Dividend 4.2 Percent

MONROE, La... CenturyTel, Inc. (NYSE: CTL) announced today that its board of directors approved a stock repurchase program authorizing the Company to repurchase up to $1 billion of its common stock and terminated the approximately $13 million remaining balance of its $200 million share repurchase program approved in February 2005. The board of directors also increased CenturyTel's quarterly cash dividend to $.0625 from $.06 per share, a 4.2 percent increase, payable on March 17, 2006, to shareholders of record on March 6, 2006.

"This $1 billion repurchase program demonstrates CenturyTel's commitment to return a substantial portion of its available cash to shareholders," said Glen F. Post III, chairman and chief executive officer. "As with our previous share repurchase programs, our strong free cash flow and solid balance sheet enable us to repurchase shares at attractive prices that will be accretive to earnings and free cash flow per share. Additionally, CenturyTel has now increased its cash dividend for the 33rd consecutive year."

CenturyTel intends to repurchase the first $500 million of common stock through accelerated share repurchase (ASR) agreements entered into with investment banks. CenturyTel expects to fund these agreements principally through borrowings under its $750 million credit facility and cash on hand. The Company expects to use free cash flow generated during the year to repay the credit facility. Under these ASR agreements, the Company will repurchase and retire 14.36 million shares of its common stock at an average initial price of $34.83 per share.

The investment banks are expected to repurchase an equivalent number of shares in the open market in the coming months. Once these repurchases are complete, the Company may receive or be required to pay a price adjustment (payable in either shares or cash) based principally on the actual cost of the shares repurchased by the investment banks.

Once the investment banks complete the ASRs, CenturyTel may repurchase shares under the remaining $500 million balance of the $1 billion program in the open market, in privately negotiated transactions or through another ASR program, depending upon market conditions and other factors. The program will expire on June 30, 2007, unless extended by CenturyTel's board of directors.

As of January 31, 2006, CenturyTel had approximately 129.7 million common shares outstanding. At today's $34.83 closing price of the Company's common stock, this $1 billion repurchase program represents approximately 22 percent of common shares outstanding.

This press release includes certain forward-looking statements. Actual results may differ materially from those in the forward-looking statements. Factors that could affect actual results include but are not limited to the possibility of unforeseen near-term cash requirements, changes in the trading price of CenturyTel's securities, changes in general market, economic or industry conditions impacting the ability or willingness of the Company to repurchase stock, or other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

CenturyTel (NYSE: CTL) is a leading provider of consumer and business communications solutions in rural areas and small to mid-size cities in 26 states and is included in the S&P 500 Index. The Company delivers advanced communications with a personal touch. Visit CenturyTel at www.centurytel.com.

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